Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2002	2001	2000	1999	1998

Net income for the period	383	88	151	230	25
Add: Provision for income taxes	210	58	83	129	46
Add: Minority interest	-	19	-	12	-
Fixed charges	359	175	143	159	168
Less: Capitalized interest	(9)	(3)	(2)	(5)	(2)
Income before taxes on income and fixed charges	943	337	375	525	237

Fixed Charges:
Interest	305	144	115	128	148
Capitalized interest	9	3	2	5	2
Rentals at computed interest factor (1)	37	25	22	21	16
Amortization of debt discount expense	8	3	4	4	2
Total fixed charges	359	175	143	159	168

Ratio of earnings to fixed charges	2.62	1.92	2.63	3.30	1.41

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

77